

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via U.S. Mail
Nickolay Kukekov
Chief Executive Officer
Fits My Style Inc.
305 W. 50th Street, Apt. 25A
New York, NY 10019

>   **Re: Fits My Style, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed December 3, 2012**
>   **File No. 000-54495**

Dear Mr. Kukekov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate Action #2: Change in Our State of Incorporation from Nevada to Delaware

Principal Reasons for Reincorporation Under Delaware Law, page 3

1.   You disclose the benefits available to you and your officers and directors from your proposed reincorporation into Delaware. Please provide balancing disclosure regarding the negative effects, such as any disadvantages and burdens on shareholders, as a result of the reincorporation.

Changes to the Articles of Incorporation, page 13

2.   Please revise the disclosure in this and the following section to provide a comparison of the material changes between your old and new articles of incorporation and bylaws before and after the change in domicile. In addition, to the extent the provisions in the new articles or bylaws do not merely reflect the default result of Delaware statutes, please

provide clear and unambiguous disclosure to this effect. For instance, if provisions of your new articles and bylaws reflect elections that offer management greater flexibility or impose greater burdens on shareholders, this should be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel